

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2021

Diana Saadeh-Jajeh
Interim Chief Financial Officer
GameStop Corp.
625 Westport Parkway
Grapevine, TX 76051

      Re: GameStop Corp.
          Form 10-K for the Fiscal Year Ended January 30, 2021
          Filed March 23, 2021
          File No. 1-32637

Dear Ms. Saadeh-Jajeh:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services